

February 8, 2012

Via Facsimile
Danielle Joan Borrie
Infantly Available, Inc.
100 Adriana Louise Drive
Woodbridge, Ontario
Canada, L4H 1P7

      Re: Infantly Available, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed February 3, 2012
              File No. 333-178788

Dear Mrs. Borrie:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Your registration statement does not include financial statements that comply with the age of financial statement requirements of Rule 8-08 of Regulation S-X. Please amend your registration statement to include updated financial statements. Please also ensure to include a currently dated consent with all amendments.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director